FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2006


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Thistle House
                                4 Burnaby Street
                                 Hamilton, HM 11
                                     Bermuda
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is the financial and operating results of Nordic American Tanker Shipping Limited for the second quarter of 2006.

[GRAPHIC OMITTED]

Exhibit 1

Nordic American Tanker Shipping Ltd. (NAT)-(NYSE:NAT) - Announces Dividend and Earnings in respect of the 2nd Quarter of 2006

Hamilton, Bermuda, July 27, 2006

Nordic American Tanker Shipping Limited (the "Company") today announced its results for the 2nd quarter of 2006. Although weaker than the traditionally strong 1st quarter, the tanker market was solid during the 2nd quarter. A strong summer market continues into the 3rd quarter and the future Imarex quotations indicate expectations of a strong market going forward. The Company has now declared a dividend for 35 consecutive quarters. For the last four quarters including the 2nd quarter of 2006, a total of $5.13 has been paid in dividends which is equal to 16.3% of the average daily share price over the same period.

Highlights:
-----------

     o The Board of Directors has declared a dividend of $1.07 per share for the 2nd quarter of 2006.

     o    The 2nd quarter 2006 net income was $0.68 per share.

     o The Company's 9th vessel, the Nordic Jupiter, joined the fleet on April 10th, generating revenues on 81 days of the 2nd quarter.

     o    No vessels were in dry dock during the 2nd quarter of 2006.

     o The dividend is expected to be paid on or about August 31st to shareholders of record as of August 16th 2006.

     o Another acquisition was agreed on July 17th, increasing the fleet to 10 vessels.

     o When comparing the 2nd quarter of 2006 with the comparable period last year we see that important parameters are up, such as earnings per share (+19%), dividend per share (+27%), net income (+51%) and sales (+64%), indicating the growth and solid profitability of the Company.

Dividends per Share, Earnings per Share and Financials:
-------------------------------------------------------

The Board has declared a dividend of $1.07 per share in respect of the 2nd quarter of 2006. This compares to a dividend of $0.84 per share in respect of the 2nd quarter of 2005. The 1st quarter 2006 dividend was $1.58 per share.

Net income for the 2nd quarter of 2006 was $14.2m or $0.68 per share (EPS). This compares to a net income of $9.4m or $0.57 per share for the 2nd quarter of 2005. The net income for the 1st quarter of 2006 was $19.1m or $1.07 per share.

The earnings per share for the 2nd quarter of 2006 have been impacted by non-cash charges of $0.05 per share in aggregate due to share based compensation and grants under the 2004 Stock Option Plan.

Operating cash flow (1) was $23.5m in the 2nd quarter of 2006 compared to $11.2m in the 2nd quarter of 2005. Operating cash flow for the 1st quarter of 2006 was $29.5m.

For the 2nd quarter of 2006, operating costs of our vessels and general and administrative costs met our expectations.

We believe that our strong balance sheet provides room for further expansion of our fleet which can be expected to take place during 2006. We have $207m available under our $300m revolving credit facility which matures in 2010. There is no repayment obligation during the tenure of the facility, and the Company pays interest only on drawn amounts, and a small commitment fee for available amounts.

No vessels were in dry dock during the 2nd quarter of 2006, and there are no vessels scheduled for dry docking during the 3rd quarter of 2006.

The table below shows the number of vessel revenue days over the last seven quarters for all the vessels, reflecting the growth of the Company.

   Period           4Q04     1Q05     2Q05     3Q05     4Q05     1Q06     2Q06
   -----------------------------------------------------------------------------
   Revenue days     314      371      549      576      697      720      808

For further details on our financial results, please see later in this message.

The Fleet
---------

During the 2nd quarter eight of the Company's nine vessels were traded in the spot market or on spot related terms, while one vessel remained employed on a long term fixed charter rate.

Vessel                   Dwt           Employment
-----------------        -------       -----------------------------------------
Gulf Scandic             151,458       Long term fixed charter
Nordic Hawk              151,458       Spot related terms
Nordic Hunter            151,458       Spot related terms
Nordic Voyager           149,591       Spot
Nordic Fighter           153,181       Spot
Nordic Freedom           159,500       Spot
Nordic Discovery         153,181       Spot
Nordic Saturn            157,332       Spot
Nordic Jupiter           157,332       Spot
New acquisition          149,997       Spot or spot related terms from Nov. 2006
Total                  1,534,488


The Market
----------

The spot market for suezmax tankers softened towards the end of the 1st quarter, and this continued into the first part of the second quarter. According to the spot assessment of the Imarex Tanker Index, which gives an indication of the level of the spot market, rates for modern suezmax tankers were reported below $25,000/day in mid-April. The market strengthened again thereafter, with average earnings for modern suezmax tankers reported in the $40,000 - $50,000/day range during the last part of the quarter.

The July 2006 spot market has so far been strong compared with July 2005. While short term spot rates are notoriously difficult to predict, a seasonal downward trend is normally expected in August and September. However, at the time of this report it was possible to sell freight futures for the remainder of the 3rd quarter at a level of $43,000 per day on TCE basis. The freight futures for the 4th quarter were at a level of $58,000 per day on TCE basis, indicating expectations of a strong 4th quarter.

According to the International Energy Agency (IEA), global oil demand averaged 83.3m barrels per day in the 2nd quarter of 2006, a 1.9% decrease from the 1st quarter of 2006. For the 3rd quarter and the 4th quarter, however, the oil demand is expected to rebound to 84.7m and 86.3m barrels per day, respectively.

IEA expects world oil demand to increase by 1.4% in 2006 to 84.4m barrels per day, and a further 1.8% growth in 2007 to 86.4m barrels per day. This is on the back of a continued robust global economic outlook in particular in North America and Asia. It is estimated that the oil demand in China alone will account for 25-30% of the projected worldwide demand growth in 2006 and 2007. Chinese interests have been investing in production capacity in other regions of the world, including West Africa, and this is expected to have a positive impact on the demand for crude oil tankers.

The world's suezmax fleet stood at 338 vessels at the end of the 2nd quarter 2006, compared with 334 vessels at the end of the 1st quarter 2006. 4 new vessels were delivered during the quarter while no vessels were scrapped. 2 new vessels have been ordered during the 2nd quarter of 2006, and the total suezmax order book stood at 57 vessels at the end of the quarter. At the same time 57 vessels were single hull which are expected to be phased out by 2010. 14 new vessels are expected to be delivered during the second half of 2006 (Source:
R.S. Platou Shipbrokers AS).

Deliveries of tankers over the next 24 - 36 months from the shipyards can be estimated with a high degree of certainty. The shipyards are expected to operate at more or less full capacity with their present order books, and new orders placed for suezmax tankers are typically for delivery in late 2009 or in 2010.

While we expect that short term rates may continue to vary significantly, the supply and demand tanker fundamentals are in the Company's view positive.

Strategy
--------

The Company is basing its operations on its unique and successful operating model with a full dividend payout policy together with high spot market exposure and a strong balance sheet. Focus is also on a cost effective management of the company, in order to maintain a low cash break-even level for the vessels.

The Company's exposure to the spot market is based on our analysis showing that the spot market over time can be expected to produce higher revenues on average than the time charter market. With a strong balance sheet, a full dividend payout policy can be maintained without accumulating cash reserves on the balance sheet. A certain amount of term charter coverage is also being contemplated from time to time.

The main objective of the Company is to create value for shareholders via a transparent, predictable and simple strategic platform. Growth is also an inherent part of the operating model and further expansion can be expected. The expansion of the Company is bolstering its earnings and dividend capacity.

                                      *****


(1) Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies. Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Please see page 5 for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

NORDIC AMERICAN TANKER SHIPPING LIMITED
Amounts In USD '000

------------------------------------------------------------------------------------------------------------
CONDENSED STATEMENTS                                Three Months Ended                  Six Months Ended
    OF OPERATION                             -----------------------------------    ------------------------
                                              Jun. 30,     Mar. 31,    Jun. 30,      Jun. 30,    Jun. 30,
                                                2006         2006        2005          2006        2005
                                            (unaudited)  (unaudited)  (unaudited)   (unaudited)  (unaudited)
------------------------------------------------------------------------------------------------------------
NET VOYAGE REVENUE                             29 574       34 958       18 003        64 532      34 153
OPERATING EXPENSES
Vessel operating expenses                      (4 842)      (4 449)      (2 986)       (9 291)     (4 498)
Depreciation                                   (7 256)      (6 285)      (4 188)      (13 541)     (6 890)
General and administrative costs               (2 175)*     (3 839)*     (1 297)       (6 014)     (5 774)
                                              (14 273)     (14 573)      (8 471)      (28 846)    (17 162)
Income from vessel operation                   15 301       20 385        9 532        35 686      16 991
OTHER ITEMS
Interest income                                   243          279          233           522         561
Interest expense                               (1 302)      (1 580)        (325)       (2 882)       (656)
                                               (1 059)      (1 301)         (92)       (2 360)        (95)
NET INCOME                                     14 242       19 084        9 440        33 326      16 896
----------------------------------------------------------------------------------------------------------
Earnings per average number of shares            0.68         1.07         0.57          1.70        1.10
Weighted average number of shares          21 035 622   17 880 812   16 644 496    19 587 724  15 339 877
Common shares outstanding                  21 046 400   21 029 700   16 644 496    21 046 400  16 644 496

*) The G&A for the three months ended Mar 31, 2006 and Jun. 30, 2006 include non-cash charges of $2.9m and $0.9m respectively which are charges related share based compensation and the 2004 Stock Option Plan.

-----------------------------------------------------------------------------------------
                                                June 30,      June 30,     Dec. 31,
CONDENSED BALANCE SHEETS                          2006          2005         2005
                                              (unaudited)   (unaudited)   (unaudited)
-----------------------------------------------------------------------------------------
Cash deposits                                   13 633        18 310        14 240
Other assets                                    25 649         9 975        27 671
Vessels                                        520 680       337 401       463 933
Total Assets                                   559 962       365 686       505 844
-----------------------------------------------------------------------------------------
Accounts payable and accrued liabilities         8 485         1 087         4 972
Long-term debt                                  93 000             0       130 000
Shareholders' equity                           458 477       364 599       370 872
Total liablilities and shareholders' equity    559 962       365 686       505 844
-----------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                                                                                  Twelve Months
CONDENSED STATEMENTS OF                                   Six months ended            Ended
CASH FLOW                                            -------------------------    -------------
                                                      June 30,      June 30,         Dec. 31,
                                                        2006          2005             2005
                                                     (unaudited)   (unaudited)     (unaudited)
---------------------------------------------------------------------------------------------------
OPERATING ACTIVIITES
Net cash from Operating Activities                     56 233        22 911           51 056
FINANCING ACTIVITIES
Net proceeds from sale of Common Stock                114 993       161 967          161 967
Proceeds from use of Credit Facility                   79 000             0          135 000
Repayment of debt                                    (116 000)            0           (5 000)
Loan facility costs                                         0             0           (1 075)
Dividends paid                                        (64 545)      (40 311)         (64 279)
Net Cash provided by (used for) Financing Activities   13 448       121 656          226 613
INVESTING ACTlVlTlES
Investment in Vessels                                 (70 288)     (156 989)        (294 161)
Net cash used by investing activitites                (70 288)     (156 989)        (294 161)
Net Increase In Cash and Cash Equivalents                (607)      (12 422)         (16 492)
Beginning Cash and Cash Equivalents                    14 240        30 732           30 732
Ending Cash and Cash Equivalents                       13 633        18 310           14 240
---------------------------------------------------------------------------------------------------

                    NORDIC AMERICAN TANKER SHIPPING LIMITED
                 Reconciliation of non-GAAP financial measures
                             (Amounts in USD '000)

--------------------------------------------------------------------------------
                               Three Months Ended            Six Months Ended
                        Jun. 30,   Mar. 31,   Jun. 30,      Jun. 30,   Jun. 30,
                          2006       2006       2005          2006       2005
--------------------------------------------------------------------------------
Voyage revenue           40 600     45 179     27 281        85 779     46 525
Voyage expenses         (11 026)   (10 221)    (9 278)      (21 247)   (12 372)
--------------------------------------------------------------------------------
Net voyage revenue(1)    29 574     34 958     18 003        64 532     34 153
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                    Three Months Ended
                                           -------------------------------------
                                           Jun. 30,     Mar. 31,     Jun. 30,
                                             2006         2006         2005
--------------------------------------------------------------------------------
Income from vessel operations               15 301       20 385        9 532
Depreciation                                 7 256        6 285        1 297
Share Based Compensation/Stock Option Plan     949        2 881          380
--------------------------------------------------------------------------------
Operating Cash Flow(2)                      23 506       29 551       11 209
--------------------------------------------------------------------------------


(1) Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain Investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2) Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain Investors use this data to measure a shipping company's financial performance. Operating cash flow is not requlred by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.



Contacts:
       Scandic American Shipping Ltd
       Manager for:
       Nordic American Tanker Shipping Ltd.
       P.O Box 56, 3201 Sandefjord, Norway
       Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

       Web-site:  www.nat.bm

       Rolf Amundsen, Investor Relations
       Nordic American Tanker Shipping Ltd.
       Tel: +1 800 601 9079 or + 47 908 26 906

       Herbjorn Hansson, Chairman & CEO
       Nordic American Tanker Shipping Ltd.
       Tel:  +1 866 805 9504 or + 47 901 46 291

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  July 31, 2006                By:  /s/ Herbjorn Hansson
                                        -------------------------------------
                                            Herbjorn Hansson
                                            Chairman, Chief Executive Officer
                                            and President


SK 01318 0002 690467
7/28/06